

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Chris Hollowood
Executive Chairman
Freeline Therapeutics Holdings Ltd
Stevenage Bioscience Catalyst
Gunnels Wood Road
Stevenage, Hertfordshire SG1 2FX

Re: **Freeline Therapeutics Holdings Ltd**
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 12, 2020
File No. 377-03158

Dear Dr. Hollowood:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Summary
Our Strengths, page 6

1. We note your response to comment 5, which we reissue. Please remove statements claiming that your therapeutic solutions and technology have the potential to be "best-in-class." This term suggests that your product candidates are effective, likely to be approved and compare favorably to competitive products. It is premature for you to make such statements or implications.

2. We note your response to comment 6, which we reissue. We note that on page 169 of the document, you disclose that you face "substantial competition from many different sources" in the gene therapy and inherited systemic disease fields, including established

pharmaceutical companies and other clinical-stage biotechnology companies that are developing therapies in your targeted indications. We also note that your product candidates are still at an early stage of development and that you have yet to complete a clinical trial for either of your lead candidates. Please explain why you are a leader in developing potential treatments for inherited systemic diseases or revise your disclosure.

You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marcel Fausten